October 30, 2020

Via E-Mail

Bill Belitsky, Esq.
Paul Hastings LLP
75 East 55th Street
New York, NY 10022
billbelitsky@paulhastings.com

        Re:     Morgan Stanley Portfolios, Series 45
                File Nos. 333-249283 and 811-22966

Dear Mr. Belitsky:

        On October 2, 2020, you filed a registration statement on Form S-6 for Morgan Stanley
Portfolios, Series 45 (the    Trust   ). We have reviewed the registration
statement and have
provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to similar disclosure appearing elsewhere in the registration statement.

Page 2     Investment Objective

1.      The investment objective of the Trust is to provide    above-average
capital appreciation.
   Above-average    suggests that there is an average level of capital
appreciation to which the
Trust is being compared. Please clarify the comparison or revise the term.

Page 2     Investment Concept and Selection Process

2. In the first paragraph, disclosure states that the Trust will invest in a portfolio of common stocks. Please add disclosure specifying which kinds of common stocks, e.g., U.S., non-U.S., small-capitalization, large capitalization, etc. Also, please add corresponding risks to the risk section.

3.       In the first paragraph, disclosure refers to    Morgan Stanley & Co.
LLC Research    and
   Morgan Stanley Wealth Management Investment Resources.    Please add
disclosure that
explains who these entities are and what their role is. If they receive a fee from the Trust for their services, please file any agreements covering the arrangements and revise the prospectus to address material terms, including the nature of the services provided and compensation to be paid. Also, in correspondence, please explain the relationship between the Sponsor and each entity, if any.

4. In the first paragraph, disclosure refers to the publication of a report that contains a list of
securities used in the Trust   s investment selection process. Please clarify
whether an investor
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 can access the report and if so, how. This comment also applies to the
reference to    a variety of
published 12-18 month projected valuation levels    in the first paragraph of
page 3.

5.      In the first and second paragraphs, disclosure includes phrases, such
as    poised to benefit
in the medium term,       impacts of the Covid-19 pandemic on macro trends,
and    considering the
potential corresponding changes to tastes and preferences.    Please revise
this disclosure using
plain English.

6.      In the section titled,    Work from Home,    disclosure states that
approximately 50% of
the U.S. workforce is currently working from home.    Please add disclosure
that explains the
basis for this statement.

7.    In the section titled,    Experiences & Travel,    please add disclosure
that explains what
you mean by    Experiences.

8.       In the section titled,    Social Reallocations,    please add
disclosure that more clearly
explains the Trust   s focus on    climate change    and    decarbonization.
The Trust also should
describe the criteria it uses in determining what issuers it considers to have climate change and decarbonization characteristics. The disclosure should include whether the Trust selects investments by reference to, for example: (1) an ESG index; (2) a third-party rating organization;
(3) a proprietary screen and the factors the screen applies; or (4) a combination of the above methods. The Trust should also describe its due diligence practices in applying its screening criteria to portfolio companies (e.g., does it perform its own independent analysis of issuers, or does it rely exclusively on third party screens?). Please add corresponding risks in the risk section.

Page 7     Report of Independent Registered Public Accounting Firm

9.     In the first paragraph, the report refers to    Blue Chip Value Trust.
 To what does this
name refer?

Page 11     Structure and Offering

10. In the first paragraph, disclosure states that articles and sections of the Indenture are
incorporated by reference into this Prospectus.    Please confirm that the
Trust will comply with
Fast Act requirements, including adding hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement, if filed on
EDGAR. See FAST Act Modernization and Simplification of Regulation S-K, Rel. No. 33-
10618, Mar. 20, 2019 at https://www.sec.gov/rules/final/2019/33-10618.pdf 78;
Rule 411 under
the 1933 Act; Rule 0-4 under the 1940 Act.).

Page 14     Risk Factors

11.     Please revise disclosure in    Investment Concept and Selection Process
   to clarify that the
Trust   s investments focus on various kinds of companies referred to in the
Risk Factors
section, such as    Communication Services Companies,       Consumer Product
Companies,
   Health Care Companies,    and    Real Estate Investment Trusts.

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 Page 21     Redemption

12.     The first paragraph ending with,    . . . and you will be    appears to
be missing text at the
end of the sentence. Please address.

13. Other registration statements offered by the same sponsor have included a section titled,
   Computation of Redemption Price Per Unit.    Please explain why that section
does not appear
in this registration statement.

Page 22     Other Charges

14. The disclosure in this paragraph indicates that the Trust may indemnify persons. To the extent such indemnification may apply to liability under the Securities Act of 1933 and the benefits of such indemnification are not waived by such persons, in an appropriate location in the registration statement, include a brief description of any such indemnification provisions and an undertaking substantially in the form provided in Rule 484 of the Securities Act.

Page 23     Accounts and Distributions

15.    The first paragraph ending with,    after deducting estimated    appears
to be missing text at
the end of the sentence. Please address.

Page S-1     Exhibit 7.1

16. We note that the powers of attorney are dated June 24, 2019 for Benjamin Huneke and
Jacques Adrien and August 16, 2017 for Andrew Saperstein, Jedd Finn, and James Janover.
Please update the powers of attorney to a date that is no more than six months before the filing of a registration statement.

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       In your response letter, please provide a status update regarding any exemptive application you have filed with the staff.

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendment.

       Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its sponsor are in possession of all
facts relating to the Trust   s disclosure, the Trust and its sponsor are
responsible for the accuracy
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 and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-5166.

                                                    Sincerely,
                                                    /s/ Lisa N. Larkin
                                                    Senior Counsel




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